Exhibit 99.2

ASX ANNOUNCEMENT

November 27th, 2012

Results from 2012 Annual General Meeting

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that the 2012 Annual General Meeting of shareholders was held at 11.00 am today (Melbourne time).

Resolutions 2 (election of Greg Brown), 3 (re-election of Dr. Mal Brandon) and 5 (adoption of remuneration report) that were put before the shareholders were passed on a show of hands.  Details of the proxy votes received by the Company in respect of all six resolutions is contained in Table 1 to this announcement on the attached page.

A poll was conducted in respect of Resolutions 1 (election of Dr. Mel Bridges), 4 (re-election of Huw Jones) and 6 (approval of additional placement capacity) and those resolutions were not passed.  Details of the votes cast in the poll in respect of those three resolutions is contained in Table 2 to this announcement on the attached page.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 8412 7000

Table 1 - Proxy results for 2012 Annual General Meeting

Description of Resolution	For	Against	Abstain	In favour of Chairman	In favour of others
Consideration of financial statements	NO VOTE REQUIRED

1. Election of Dr. Mel Bridges
Numbers of votes received	25,468,292	139,359	252,642	277,200	165,663,557
Percentage of votes cast	13.28%	0.07%	0.13%	0.14%	86.38%

2. Election of Mr. Greg Brown
Numbers of votes received	25,517,592	56,565	286,136	277,200	165,663,557
Percentage of votes cast	13.30%	0.03%	0.15%	0.14%	86.38%

3. Re-election of Dr. Mal Brandon
Numbers of votes received	25,408,292	165,865	286,136	277,200	165,663,557
Percentage of votes cast	13.25%	0.08%	0.15%	0.14%	86.38%

4. Re-election of Mr. Huw Jones
Numbers of votes received	25,097,892	476,265	286,136	277,200	165,663,557
Percentage of votes cast	13.09%	0.24%	0.15%	0.14%	86.38%

5. Adoption of Remuneration Report
Numbers of votes received	24,942,697	680,854	236,742	277,200	165,663,557
Percentage of votes cast	13.00%	0.36%	0.12%	0.14%	86.38%

6. Approval of placement capacity
Numbers of votes received	12,860,691	12,995,102	4,500	277,200	165,663,557
Percentage of votes cast	6.71%	6.77%	0.00%	0.14%	86.38%

Note:      The Company currently has a total of 474,971,819 ordinary shares on issue and 3,002 registered shareholders.

Table 2 - Poll results for 2012 Annual General Meeting

Description of Resolution	For	Against	Abstain	Result

1. Election of Dr. Mel Bridges
Numbers of votes received	28,140,491	168,598,517	752,642	Resolution not passed
Percentage of votes cast	14.25%	85.37%	0.38%

4. Re-election of Mr. Huw Jones
Numbers of votes received	27,535,219	168,672,408	1,284,023	Resolution not passed
Percentage of votes cast	13.94%	85.41%	0.65%

6. Approval of placement capacity
Numbers of votes received	14,832,589	182,654,561	4,500	Resolution not passed
Percentage of votes cast	7.51%	92.49%	0.00%

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040